                              Filed by Prosperity Bancshares, Inc.
                              Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Commercial Bancshares, Inc. Registration No. 333-52342


The following press release was issued by Prosperity Bancshares, Inc. on February 15, 2001:

PRESS RELEASE

                                                   FOR MORE INFORMATION CONTACT:
PROSPERITY BANCSHARES, INC.                          Prosperity Bancshares, Inc.
3040 Post Oak Boulevard                                           David Hollaway
Houston, Texas 77056                                     Chief Financial Officer
                                                                    979.543.2200
                                               davidhollaway@firstprosperity.com

FOR IMMEDIATE RELEASE

                             PROSPERITY BANCSHARES
                        RECEIVES REGULATORY APPROVAL FOR
                       MERGER WITH COMMERCIAL BANCSHARES

HOUSTON, February 15, 2001. Prosperity Bancshares, Inc. (Nasdaq: PRSP), the parent company of First Prosperity Bank, announced today that it has received all necessary regulatory approvals for the merger of Commercial Bancshares, Inc. with and into Prosperity Bancshares, Inc.

Commercial Bancshares is a one-bank holding company and the parent of Heritage Bank. At December 31, 2000, Commercial Bancshares had $442.8 million in assets, $162.9 million in loans, $399.4 million in deposits, and over 30,000 deposit and loan accounts.

Upon consummation of the merger, Prosperity will have total assets in excess of $1.1 billion and eleven additional banking offices, giving it twenty-nine banking locations throughout the greater Houston metropolitan area and extending south along the NAFTA Highway (State Highway 59) almost to Corpus Christi.

"We have been working diligently to complete this merger and are pleased to receive the regulatory approvals. We have scheduled a special shareholders meeting for February 21, 2001 to consider and vote upon the merger ," said Tracy T. Rudolph, Chairman of the Board of Directors of Prosperity Bancshares,
Inc.   "We are very pleased that Commercial Bancshares chose to become our partners."

"Heritage Bank has a sizable presence in the fast growing Houston market. This merger is an excellent geographic fit with our existing franchise and will increase our ability to provide our style of people-to-people banking within the Houston market," commented David Zalman, President of

Prosperity. "We anticipate integrating Heritage Bank's customers and staff into our operations prior to June 30, 2001."

Ned Holmes, Chairman of the Board of Commercial, said, "Together, our combined organization will be able to offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest level of customer and community service." Holmes will become Chairman of the Board of Prosperity upon consummation of the merger.

Commercial Bancshares, Inc. held a special shareholders meeting on Wednesday, February 14, 2001 in which the Commercial shareholders voted to approve the merger.

Tim Timanus, President and Chief Executive Officer of Commercial added, "We look forward to joining the Prosperity team and building on their track record of providing customer focused products by local decision makers." Timanus will serve as Executive Vice President and Chief Operating Officer of Prosperity upon consummation of the merger.

Prosperity Bancshares, Inc., formed in 1983, is a $703 million bank holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.firstprosperity.com, Trust Services, MasterMoney Debit Cards, and 24 hour voice response banking. The bank currently operates eighteen (18) full service banking locations in twelve (12) contiguous counties including the greater Houston metropolitan area. (Angleton, Bay City, Beeville, Clear Lake, Cuero, East Bernard, Edna, El Campo, Goliad, Hitchcock, Houston - Meyerland, Houston - Post Oak, Mathis, Needville, Palacios, Sweeny, Victoria, and West Columbia.)

SHAREHOLDERS OF PROSPERITY AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER OF PROSPERITY AND COMMERCIAL. THE JOINT PROXY STATEMENT-PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, COMMERCIAL, THE MERGER, AND ABOUT PERSONS SOLICITING PROXIES IN THE MERGER, INCLUDING OFFICERS AND DIRECTORS OF PROSPERITY.

INVESTORS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. A JOINT PROXY STATEMENT-PROSPECTUS WITH RESPECT TO THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS WILL ALSO BE MADE AVAILABLE FOR FREE TO PROSPERITY SHAREHOLDERS BY CONTACTING PROSPERITY'S INVESTOR RELATIONS DEPARTMENT AS FOLLOWS:

                    INVESTOR RELATIONS
                    PROSPERITY BANCSHARES, INC.
                    1301 NORTH MECHANIC
                    EL CAMPO, TEXAS  77437
                    (979) 543-2200

                                      - - -

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THE STATEMENTS CONTAINED IN THIS RELEASE WHICH ARE NOT HISTORICAL FACTS CONTAIN FORWARD-LOOKING INFORMATION WITH RESPECT TO PLANS, PROJECTIONS OR FUTURE PERFORMANCE OF PROSPERITY BANCSHARES, INC. AND ITS SUBSIDIARIES. FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, MAY HAVE BEEN MADE IN THIS DOCUMENT. PROSPERITY'S RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS FOR A VARIETY OF REASONS, INCLUDING ACTIONS OF COMPETITORS; CHANGES IN LAWS AND REGULATIONS (INCLUDING CHANGES IN GOVERNMENTAL INTERPRETATIONS OF REGULATIONS AND CHANGES IN ACCOUNTING STANDARDS); CUSTOMER AND CONSUMER DEMAND, INCLUDING CUSTOMER AND CONSUMER RESPONSE TO MARKETING; EFFECTIVENESS OF SPENDING, INVESTMENTS OR PROGRAMS; FLUCTUATIONS IN THE COST AND AVAILABILITY OF SUPPLY CHAIN RESOURCES; ECONOMIC CONDITIONS, INCLUDING CURRENCY RATE FLUCTUATIONS; AND WEATHER. THESE FACTORS ARE MORE FULLY DESCRIBED IN PROSPERITY BANCSHARES, INC.'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

COPIES OF PROSPERITY BANCSHARES, INC.'S SEC FILINGS MAY BE DOWNLOADED FROM THE INTERNET AT NO CHARGE FROM FREEEDGAR, A REAL-TIME ACCESS TO SEC FILINGS SITE LOCATED AT WWW.FREEEDGAR.COM.